Exhibit 99.3
iROBOT CORPORATION
STOCK OPTION EXCHANGE PROGRAM
FREQUENTLY ASKED QUESTIONS (FAQ)
April 2, 2009
General Information
     The following employee Frequently Asked Questions (“FAQ”) was prepared to address common questions that you may have about our proposed stock option exchange program (the “Option Exchange Program”). Stockholder approval of the Option Exchange Program and a related amendment to our 2005 Stock Option and Incentive Plan (the “2005 Plan”) will be solicited at our annual meeting of stockholders, scheduled for May 28, 2009 (the “2009 Annual Meeting”).
     The information in this FAQ is based on the information contained in our preliminary proxy statement as filed today with the Securities and Exchange Commission (the “SEC”). You can access a copy of our preliminary proxy statement at http://www.sec.gov/Archives/edgar/data/1159167/000095013509002475/b74873prpre14a.htm. Our definitive proxy statement for our 2009 Annual Meeting is expected to be filed with the SEC on or about April 13, 2009 and sent to stockholders on or about April 21, 2009. Our board of directors has the discretion to terminate or postpone the Option Exchange Program at any time either before launching the program or, even if our stockholders approve the program, at any time before the program expires. The information in this employee FAQ is as of April 2, 2009, and does not contain complete details about the Option Exchange Program. We will send more information to you on the date we launch the Option Exchange Program and such materials will be filed with the SEC on a Tender Offer Statement on Schedule TO.
     Due to SEC regulations, we cannot advise you as to whether or not you should participate in the Option Exchange Program.
1. Why does iRobot intend to offer the Option Exchange Program to employees?
     iRobot believes that an effective and competitive employee incentive program is critical for the future growth and success of our business. We rely heavily on our employees to implement our strategic initiatives, expand and develop our business and satisfy customer needs.
     Due to the significant decline of our stock price over the last few years, many employees now hold stock options with exercise prices higher than the current market price of our common stock (such options are also known as “out-of-the-money” stock options). For example, 67% of our outstanding stock options had exercise prices greater than the closing price of our common stock as reported on the NASDAQ Global Market (“NASDAQ”) on March 20, 2009 of $8.40. The Option Exchange Program would be a voluntary opportunity for employees, who are eligible to participate, to surrender certain outstanding out-of-the-money stock options in exchange for new stock options (the “New Options”) exercisable for fewer shares of our common stock with a lower exercise price and a new vesting schedule. The number shares of our common stock underlying the New Options would be determined using exchange ratios designed to result in the New Options having a fair value (from an accounting perspective) approximately equal to the stock options that are exchanged.
2. Who would be eligible to participate in the Option Exchange Program?
     The Option Exchange Program would be open to all of our regular employees, excluding:
•	members of our board of directors,

•	our executive officers, and

•	non-U.S. employees,

who hold eligible stock options (“Eligible Participants”). To be eligible, an employee must be employed by us at the time the Option Exchange Program commences. Additionally, an Eligible Participant who surrenders his or her eligible options for exchange must be an employee on the date the New Options are granted to receive the New Options.
3. When would the Option Exchange Program take place?
     We are planning on commencing the Option Exchange Program on or around April 30, 2009. From the time the Option Exchange Program commences, Eligible Participants would be given at least 20 business days to make an election to exchange all or a portion of their eligible options. If our stockholders approve the amendment to the 2005 Plan and the Option Exchange Program at the 2009 Annual Meeting, we currently intend that the New Options would be granted as of the closing of the Option Exchange Program, which we expect would be on May 29, 2009.
     Employees should keep in mind that even if the Option Exchange Program is approved by our stockholders at the 2009 Annual Meeting, our board of directors retains the authority, in its sole discretion, to terminate or postpone the program, at any time prior to the closing of the Option Exchange Program, and to exclude certain eligible options or Eligible Participants from participating in the Option Exchange Program due to tax, regulatory or accounting reasons or because participation would be inadvisable or impractical.
4. Do I have to participate in the Option Exchange Program?
     Participation in the Option Exchange Program would be completely voluntary. If you choose not to participate, you would keep all your outstanding stock options, including your Eligible Options, and would not receive any New Options under the Option Exchange Program. No changes would be made to the terms of your current stock options.
5. What options are eligible for exchange under the Option Exchange Program and what would I receive if I participate in the program?
     Under the Option Exchange Program, Eligible Participants would be able to elect to exchange outstanding eligible options to purchase shares of our common stock for New Options. “Eligible Options” are options with an exercise price per share greater than or equal to the higher of (1) $13.00 or (2) 40% above the 90-day average closing price of our common stock as reported by NASDAQ for the business day on which the Option Exchange Program closes (the “Trailing Average Price”).
     Each New Option would have: (1) an exercise price per share equal to the closing price of our common stock as reported by NASDAQ on the date the New Option is granted, (2) have the same expiration date as the exchanged Eligible Option, (3) not be exercisable on the date it is granted, even if the corresponding exchanged Eligible Option had previously become exercisable, and (4) have a different vesting schedule as outlined in Question 10 below.
6. Why would only stock options with an exercise price greater than or equal to the higher of $13.00 or the Trailing Average Price be eligible for exchange?
     We believe that options that are not significantly out-of-the-money continue to provide valuable incentives for employees. We set the “floor” at the higher of $13.00 or the Trailing Average Price to provide significant benefits to employees while providing a reasonable proposal to stockholders who must approve the Option Exchange Program.
7. If I participate in the Option Exchange Program, how many New Options would I receive?
     In the Option Exchange Program, Eligible Participants would be offered a one-time opportunity to exchange their Eligible Options for New Options exercisable for fewer shares of our common stock based upon a specified methodology for determining exchange ratios. We would be using an industry standard option valuation model to determine the actual exchange ratios used in the Option Exchange Program. The exchange ratios would be determined by our compensation committee of our board of directors shortly before the commencement of the Option Exchange Program.
     Although the actual exchange ratios would not be finalized until shortly before the commencement of the Option Exchange Program, the following table shows a hypothetical example of the exchange ratios that could be applied to calculate the number of shares of our common stock underlying New Options to be granted for exchanged Eligible Options. The exchange ratios set forth in the table were calculated assuming a fair market value of our common stock of $8.40 per share and using exchange ratios that result in the fair value of the New Options being approximately equal to the fair value (from an accounting perspective) of the Eligible Options surrendered based on valuation assumptions made as of the close of the Option Exchange Program.

Hypothetical Average Exchange
Eligible Option	Ratio (Shares Underlying Eligible
Exercise Price	Options to Shares Underlying New
Range	Options)
$13.00 - $16.00	1.50 to 1
$16.01 - $18.00	1.75 to 1
$18.01 - $20.00	2.00 to 1
$20.01 - $22.00	2.50 to 1
$22.01 and above	3.00 to 1

8. Why isn’t the exchange ratio 1-to-1 for all eligible options?
     We believe the exchange ratios must balance the interests of both our employees and our stockholders. As a result, to make the program more attractive to our stockholders, we have designed it to be “value-for-value.” This means that the exchange ratios used to determine the number of shares of our common stock underlying New Options that would be granted in exchange for Eligible Options will be calculated to result, from an accounting perspective, in the fair value of Eligible Options being approximately equal to the fair value of the New Options. By calculating the exchange ratios in such a manner, we do not expect to recognize any significant incremental compensation expense for financial reporting purposes as a result of the Option Exchange Program.

9. What would my new exercise price be?
     Each New Option would be granted with an exercise price equal to the closing price of our common stock as reported by NASDAQ on the day which the Option Exchange Program closes, which we currently expect to be May 29, 2009.

10. What would be the vesting schedule of the New Options?
     Each New Option would have the following new vesting schedule, subject to the Eligible Participant’s continuing service:
•	If and to the extent the corresponding exchanged Eligible Option was exercisable as of the Grant Date, a like portion of the New Option would become exercisable on the first anniversary of the Grant Date; and

•	If and to the extent the corresponding exchanged Eligible Option was not exercisable as of the Grant Date, a like portion (or all) of the New Option would become exercisable one year from the date(s) as of which the Eligible Option would have become exercisable in accordance with its terms.
     Below is an example which assumes that the Option Exchange Program closes on May 29, 2009:

Original Vesting Date
of the Eligible Option	Vesting Date of the
Exchanged	New Option
Already vested as of May 29, 2009	May 29, 2010
June 10, 2009	June 10, 2010
June 10, 2010	June 10, 2011
June 10, 2011	June 10, 2012
11. When would I receive my New Options?
     Our stockholders must approve the Option Exchange Program before we can close the offer to exchange and issue the New Options. Assuming the Option Exchange Program is approved by our stockholders at the 2009 Annual Meeting, we expect to close the Option Exchange Program and grant the New Options on the date following our 2009 Annual Meeting, which we currently expect to be May 29, 2009. The New Options would appear in your E*Trade account as soon as administratively feasible after the close of the Option Exchange Program.
12. If I choose to participate in the Option Exchange Program can I exchange partial grants?
     No. Under the Option Exchange Program, you would be able to exchange Eligible Options on a grant-by-grant basis. This means that you may choose to exchange some Eligible Options, and choose not to exchange others. You cannot exchange a portion of an Eligible Option from a single grant.
13. Can I exchange options that are already exercisable or about to become exercisable?
     Yes. Under the Option Exchange Program, you would be able to exchange Eligible Options that are already exercisable or about to become exercisable; although exchanged Eligible Options would be subject to a new vesting schedule as outlined in Question 10 above.
14. Can I exchange shares of iRobot common stock that I acquired upon exercise of my iRobot stock options?
     No. This offer applies only to outstanding iRobot stock options that would be eligible under the Option Exchange Program. You would not be able to exchange shares of iRobot stock that you own outright.
15. Why would I have to give up my old options? Can’t iRobot just grant new options at the current price?
     We designed the Option Exchange Program to avoid the dilution in ownership to our stockholders that would result if we granted employees additional stock options to supplement their out-of-the-money stock options. If we were simply to issue new stock options, we would increase our stock compensation expense, which could negatively impact our stock price.
16. What if the stockholders do not approve the Option Exchange Program?
     If the Option Exchange Program is not approved by the stockholders at the 2009 Annual Meeting, then we will not be able to proceed with the program. In that situation, you would retain your Eligible Options, whether or not you have already tendered them for exchange, and no changes would be made to the terms of those stock options.
17. What if I leave iRobot after the program begins but before my New Options are granted?
     To receive New Options, you would need to be employed by iRobot at the time the Option Exchange Program is launched and at the time the New Options are granted. If you elect to participate in the Option Exchange Program and your employment terminates for any reason before the New Options are granted, your exchange election would be cancelled and you would not receive any New Options. If this occurs, no changes would be made to the terms of your Eligible Options.
18. What if I elect to participate and leave iRobot after the New Options are granted?
     If you elected to participate in the Option Exchange Program and your employment ends for any reason after you receive a New Option, the terms and conditions of the New Option would apply.
19. Does iRobot recommend that employees participate in the program, if approved?
     iRobot is providing as much information as possible to assist you to make your own informed decision. You may seek your own outside legal counsel, accountant and/or financial advisor for further advice. No one from iRobot is, or would be, authorized to provide you with advice, recommendations or additional information in this regard.
20. Would I owe taxes if I participate in the program?
     We believe the exchange of Eligible Options should be treated as a non-taxable exchange and no income should be recognized for U.S. federal or state income tax purposes upon grant of the New Options. The Internal Revenue Service, however, is not precluded from adopting a contrary position, and the laws and regulations themselves are subject to change. We recommend that you consult your own accountant or financial advisor for additional information about your personal tax situation.
21. I currently have incentive stock options. Would my New Options be incentive stock options?
     No. All New Options would be non-qualified stock options. Please consult with your tax advisor regarding the differences in the tax treatment of incentive stock options versus non-qualified stock options.
22. Where can I get more information about the Option Exchange Program?
a.	You can access a copy of our preliminary proxy statement that was filed today with the SEC at http://www.sec.gov/Archives/edgar/data/1159167/000095013509002475/b74873prpre14a.htm.

b.	You can read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available. Copies of such documents can be accessed, when available, at http://investors.irobot.com/sec.cfm or www.sec.gov. This additional, more detailed information would be sent to Eligible Participants at the time the Option Exchange Program commences.
The tender offer described in this FAQ has not yet commenced. At the time the Option Exchange Program commences, iRobot Corporation will provide option holders who are eligible to participate in the Option Exchange Program with written materials explaining the precise terms and timing of the Option Exchange Program.  Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the Offer to Exchange and other related materials, when those materials become available because they will contain important information about the Option Exchange Program. iRobot Corporation will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission upon the commencement of the Option Exchange Program.  iRobot Corporation stockholders and option holders will be able to obtain these written materials and other documents filed by iRobot Corporation with the Securities and Exchange Commission free of charge from either the Securities and Exchange Commission’s website at www.sec.gov or by written request to iRobot Corporation at 8 Crosby Drive, Bedford, Massachusetts 01730.